August 10, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sears Hometown and Outlet Stores, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 20, 2012
File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated August 9, 2012, relating to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-151051, filed on July 20, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 4, as well as four copies of a blacklined version of Amendment No. 4, marked to show changes from the Registration Statement filed on July 20, 2012.

General

1.	If you enter into the Senior ABL Facility prior to the effectiveness of the registration statement, please file the agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Company respectfully submits that it does not currently expect to enter into the Senior ABL Facility prior to the effectiveness of the Registration Statement. However, the Company confirms that it will file the agreement as an exhibit to the Registration Statement if it enters into the Senior ABL Facility prior to the effectiveness of the Registration Statement. In addition, the Company confirms that, if the Senior ABL Facility is entered into following effectiveness of the Registration Statement, it will file the agreement pursuant to its reporting obligations under the Securities Exchange Act of 1934, as amended.

Mara L. Ransom	August 10, 2012
U.S. Securities and Exchange Commission

Capitalization, page 84

2.	We note your pro forma presentation for the anticipated $100 million to be drawn on your Senior ABL Facility. It appears the amount presented represents $100 thousand rather than $100 million. Please revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure to correct the amount presented.

Management, page 83

3.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to discuss the specific experience, qualifications, attributes or skills regarding the selection of each director.

Executive Compensation, page 87

4.	Please revise to disclose the multiples of base salary on which the annual incentive awards granted to your named executive officers in 2011 were based. In addition, please disclose the targets established in connection with the 2011 SHC AIP, the levels at which those targets were achieved, and the manner in which such targets affected the payments made to Messrs. Johnson and Ethridge. See Item 402(b) of Regulation S-K. We also note your disclosure regarding “competitive pay research”; if you are engaged in benchmarking, please revise your disclosure to identify the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K, and if you are not engaged in benchmarking, please say so.

In response to the Staff’s comment, the Company has revised the disclosure to provide the multiples of base salary on which the annual incentive awards granted to our named executive officers in 2011 were based. In addition, the Company has revised the disclosure to identify the specific targets established, the levels at which those targets were achieved and the manner in which such targets affected the payments made to three of our executive officers, Messrs. Johnson, Ethridge and Hansen, with respect to two businesses, which will be continuing business operations of the Company, for which payments under the Sears Holdings 2011 annual incentive plan (the “2011 SHC AIP”) were made. The Company respectfully submits that the remaining performance targets under the 2011 SHC AIP are not material in the context of the Company’s executive compensation policies or decisions.

Mara L. Ransom	August 10, 2012
U.S. Securities and Exchange Commission

Under the Staff’s Compliance and Disclosure Interpretations, the Staff has stated:

A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Compliance and Disclosure Interpretations (“CDI”), Regulation S-K, 118.04.

Performance in respect of the other objectives applicable under the 2011 annual incentive plan did not achieve the threshold level required to generate any incentive payment. The Company respectfully believes that, in the ordinary course, no such objective can be material to an understanding of the compensation provided, as it did not trigger any incremental cost or provide any incremental compensation. In the current circumstance, the Company believes that lack of materiality is particularly apparent, given that the majority of these other objectives related to the historical performance of Sear Holdings or one of its business units which will not be continuing operations of the Company. Following the separation, the Company will be a publicly traded company independent from Sears Holdings and, as a result, the Company believes that such historical performance targets that did not render any compensatory payment are not material to an investor’s understanding of the Company’s compensation programs or practices.

In response to the Staff’s comment with respect to benchmarking, the Company respectfully submits that, as disclosed on page 90 of the Registration Statement accompanying this letter, under the heading “Sears Holdings’ Competitive Pay Practices,” Sears Holdings does not engage in benchmarking against a set list of competitors or a peer group. We also note that the Staff has indicated that benchmarking, when used in the context of the required CD&A disclosure, refers to using compensation data about other companies “to base, justify or provide a framework for a compensation decision.” CDI, 118.05. Benchmarking does not include a circumstance where a company reviews or considers third party data to obtain a general understanding of current compensation practices. Id. Competitive data in 2011 with regard to the described compensation practices was used in a confirmatory fashion, and not to guide or determine compensation decisions. Accordingly, benchmarking (in the sense intended by the regulations) was not employed in establishing 2011 compensation.

Unaudited Interim Condensed Combined Financial Statements, page F-21

General

5.	We note the disclosures throughout your filing concerning your plans to pay a $100 million cash dividend to Sears Holdings immediately prior to the separation. Please provide pro forma disclosures on the face of your balance sheet consistent with

Mara L. Ransom	August 10, 2012
U.S. Securities and Exchange Commission

SAB Topic 1:B.3 or explain to us in detail why this guidance is not applicable to your situation.

In response to the Staff’s comment, we have provided pro forma disclosures as of April 28, 2012 on the face of the condensed combined balance sheet consistent with SAB Topic 1:B.3. Pro forma earnings per share captions have been inserted and amounts will be provided once the number of shares of SHO common stock outstanding is determined prior to requesting effectiveness of the Registration Statement.

Other Expenses of Issuance and Distribution, page II-2

6.	While we understand that Sears Holding Corporation is bearing all expenses incurred in connection with the offering, you are nonetheless required to disclose the expenses related to the offering. Please revise your disclosure accordingly. See Item 511 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure to reflect certain of the expenses related to the offering incurred by Sears Holdings and to indicate that we will provide the remaining expenses in an amendment to the Registration Statement.

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Mara L. Ransom	August 10, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Bruce Johnson, Chief Executive Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holdings Corporation

Enclosures

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